

October 24, 2014

<u>Via E-mail</u>
Derek Peterson
President and Chief Executive Officer
Terra Tech Corp.
4700 Von Karman Ave.
Suite 100
Newport Beach, California 92660

     Re: **Terra Tech Corp.**
                   Amendment No. 2 to Registration Statement on Form S-1
                   Filed October 6, 2014
                   File No. 333-198010

Dear Mr. Peterson:

     We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Use of Proceeds, page 9

1.   We note your response to prior comment 1, yet it remains unclear how you calculated the amounts needed in the future to satisfy the capital needs indicated. For example, you state that you will need to contribute $9.75 million in the aggregate, yet you do not address whether the $6,550,000 received to date and $1,881,579 you may receive from exercise of the warrants would affect the amount of additional capital needed. Please revise to clarify.

Risk Factors, page 12

2.   We note that the two risk factors on page 18 address risks related to your horticultural equipment business, but address neither the contemplated business activities of Medifarm, Medifarm I and Medifarm II, nor the status of such business activities under

federal law. Please revise this disclosure to (1) discuss the risks regarding federal law in relation to your contemplated business and (2) remove mitigating language.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or me at 202-551-3800 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via-email): Thomas E. Puzzo, Esq.